Arbutus Biopharma Corporation
701 Veterans Circle
Warminster, Pennsylvania 18974

October 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Arbutus Biopharma Corporation
Registration Statement on Form S-3
Filed August 28, 2020
File No. 333-248467
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Arbutus Biopharma Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on October 22, 2020, at 4:30 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

ARBUTUS BIOPHARMA CORPORATION

By: /s/ David C. Hastings
Name: David C. Hastings
Title: Chief Financial Officer